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RISE Beltdraulic
RISE Beltdraulic

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# Why RISE Robotics?



techstars_
THE ENGINE
FORTISTAR

With RISE Robotics, heavy machines have never been more productive, efficient, safe, smooth, economical, eco-friendly, or AI-ready.

Backed by **Techstars, MIT's The Engine, and Fortistar Capital**, and designed by alumni from **MIT and Rhode Island School of Design**, RISE's proprietary Beltdraulic™ motion control technology is transforming the $600B+ heavy machines industry.

RISE isn't another robotics company — it's the future of superhero-caliber machines, **powering the shift towards a sustainable, zero-emissions**, amplified future for us all.

INVEST NOW

# Robotics powering a new era of heavy machinery



$7.3M
REVENUE



20
PATENTS

## Heavy machines are outdated, inefficient, dirty and dangerous

**$250B**

diesel cost for heavy machines annually

**88%**

of energy consumed by hydraulics is wasted

**500M**

tons of CO2 is emitted by heavy machinery annually

**100M**

gallons of oil leak from hydraulic equipment annually

## RISE is transforming the industry with a smarter, faster, cleaner alternative to hydraulics

RISE's solution: a **fluid-free actuator** that combines the speed and efficiency of robotics with the **power and durability** of heavy machinery.

Our innovative technology uses **belts and pulleys instead of oil**, delivering superior performance at half the operating cost of hydraulics — with **zero emissions**.



Hydraulics
RISE
Speed
x
3x
Efficiency
x
3x
Runtime
x
2x
Lightness
100%
120%

This breakthrough makes fully electric heavy machinery not just a possibility, but **a practical and powerful reality.**

| | |
|---|---|
| Autonomy Ready | 0% — 100% |

## Enabling autonomous, AI-ready machines

**Automation is imperative** in the heavy machines industry, and RISE is leading the charge.

The machines that we build are **digital, ready for AI and autonomous systems**, powering greater **precision** and amplifying the capabilities and capacity of machine operators.



## We're building an ecosystem of high performance, zero-emission machinery

### *Product Timeline*

*Development* *Production*

RISE

| Market Size | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|---|
| $5M | Beltdraulic Common Lifting Device (DoD) Production | | | | | |
| $44B | Beltdraulic Components | Production | | | | |
| $1B | Beltdraulic Liftgate | Production | | | | |
| $100M | Beltdraulic Material Handling Unit (DoD) | | | Production | | |
| $45B | | | | Beltdraulic Forklift | | Production |
| | TODAY | | | | | |

*Forward looking projections cannot be guaranteed.*

## Electrifying the $600B+ heavy machinery market





**$1B**
Liftgates

**$8B**
Forklifts

**$44B**
Beltdraulic components

**$550B+**
Specialty Machines, Scissor Lifts, Garbage Trucks, Elevators, Agricultural Machines, Construction Equipment, +more

## Our team is led by pioneers in robotics & automation from MIT, RISD, Apple & iRobot



**Hiten Sonpal**
CEO



**Thomas Phelps**
COO



**Arron Acosta**
VP of Business Development



**Blake Sessions**
Chief Technology Officer



**Toomas Sepp**
Chief Engineer



**Kyle Dell'Aquila**
Head of Industrial Design

iRobot | ROBIN AUTOPILOT | VECNA robotics | OLXIO | Forbes 30 Under 30 | RISD | MIT | ELECTRIC SHEEP | Endeavor ROBOTICS

## Powering the future of electric machines- faster, cleaner, smarter

Email*
selmastuder@gmail.com

First Name*
S

Last Name*
S

Potential Investment Amount*
1000

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Invest in
RISE® ROBOTICS
Today!

*NON-MARKETING DISCLAIMER*

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

**RISE® ROBOTICS,** 1 UNION SQUARE, SOMERVILLE, MA 02143

**P:** (617) 863-2521 **E:** EMAIL@RISEROBOTICS.COM